26th Floor, Gloucester Tower

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Telephone: +852 3761 3300	David Zhang
Facsimile: +852 3761 3301	To Call Writer Directly
+852 3761 3318
www.kirkland.com	david.zhang@kirkland.com

January 18, 2022

Ta Tanisha Meadows

Doug Jones

Katherine Bagley

Ryan Lichtenfels

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jianzhi Education Technology Group Co Ltd

Response to the Staff’s Comments on

Amendment No. 5 to Registration Statement on Form F-1

Filed December 10, 2021

CIK No. 0001852440

Dear Ms. Meadows, Mr. Jones, Ms. Bagley, Mr. Lichtenfels:

On behalf of our client, Jianzhi Education Technology Group Co Ltd, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated December 22, 2021 on the Company’s amendment to registration statement on Form F-1 publicly filed on December 10, 2021 relating to a proposed initial public offering in the American Depositary Shares, representing the Company’s ordinary shares (the “Amendment No. 5 to the Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its further amendment to registration statement on Form F-1 (the “Amendment No. 6 to the Registration Statement”) and certain exhibits thereto via EDGAR to the Commission for review in accordance with the procedures of the Commission. Simultaneously with the submission via EDGAR, the Company is delivering to the Staff via hand delivery five courtesy copies of this letter and the Amendment No. 6 to the Registration Statement, marked to show changes to the Registration Statement, and two courtesy copies of the submitted exhibits.

The Company has responded to all of the Staff’s comments by revising the Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and followed by the Company’s response. We have included page references to the Amendment No. 6 to the Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 6 to the Registration Statement.

PARTNERS:   Pierre-Luc Arsenault3 | Manas Chandrashekar5 | Lai Yi Chau | Maurice Conway5 | Justin M. Dolling5 | David Patrick Eich1,4,5 | Chui Hao Farn3 | Yuan Yue Jennifer Feng5 | Liu Gan2 | Paul Guan3 | David G. Harrington7 | Karen K.Y. Ho | Ka Chun Hui | Damian C. Jacobs5 | Guang Li3 | Mengyu Lu3 | Neil E.M. McDonald | Kelly Naphtali | Ram Narayan3 | Amy Y.M. Ngan7 | Nicholas A. Norris5 | Paul S. Quinn | Louis A. Rabinowitz3 | Fergus A. Saurin5 | Richard C.C. Sharpe | Jesse D. Sheley# | Wenchen Tang3 | Li Chien Wong | Liyong Xing3 | Jacqueline B.N. Zheng3,5 | Yu Zheng3

REGISTERED FOREIGN LAWYERS:   Gautam Agarwal5 | Joseph R. Casey9 | Yuxin Chen3 | Daniel Dusek3 | James A. Hill5 | Ju Huang3 | Ding Jin3 | Cori A. Lable2 | Nicholas Tianchia Liew5 | Wei Yang Lim5 | Bo Peng8 | David Zhang3

ADMITTED IN:   1 State of Illinois (U.S.A.); 2 Commonwealth of Massachusetts (U.S.A.); 3 State of New York (U.S.A.); 4 State of Wisconsin (U.S.A.); 5 England and Wales; 6 Victoria (Australia); 7 New South Wales (Australia); 8 State of Georgia (U.S.A.); 9 State of California (U.S.A.); # non-resident

Austin Bay Area Beijing Boston Brussels Chicago Dallas Houston London Los Angeles Munich New York Paris Salt Lake City Shanghai Washington, D.C.

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

January 18, 2022

Amendment No. 5 to Registration Statement on Form F-1

Cover Page

1.	We note your response to comment 1, and your amended disclosure on the prospectus cover page, including the following:

·	“As of the date of this prospectus, the Group has not distributed any earnings or settled any amounts owed under the VIE agreements.”

·	“For the year ended December 31, 2019, the WFOE transferred cash to the VIEs in the amount of RMB24.4 million US$3.8 million). For the year ended December 31, 2020, the VIEs transferred cash to our WFOE in the amount of RMB38.1 million (US$5.9 million). Furthermore, the VIEs had transferred the copyright ownership of educational video contents to our WFOE in the amount of RMB22.2 million (US$3.4 million) in 2020. For the six months ended June 30, 2021, the VIEs transferred cash to our WFOE in the amount of RMB70.5 million (US$10.9 million).”

·	“As of the date of this prospectus, the Company’s subsidiaries and the VIEs have not made any dividends or distributions to the Company and the Company has not made any dividends or distributions to its shareholders either.”

Please clarify your reference to "the Group," including whether it refers to the holding company, the holding company and its subsidiaries, or the holding company, its subsidiaries, and the VIE. Further, please reconcile or clarify your statements that "the Group has not distributed any earnings or settled any amounts owed under the VIE agreements" and "that the Company's subsidiaries and the VIEs have not made any dividends or Distributions to the Company," with your description of the cash distributions described above. Finally, throughout your discussion of cash transfers throughout your organization, provide cross-references to the condensed consolidating schedule and the consolidated financial statements, as appropriate.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 11 and 78 of the Amendment No. 6 to the Registration Statement.

2.

Please disclose on your cover page whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 9 of the Amendment No. 6 to the Registration Statement.

Prospectus Summary, page 1

3.

We note your response to comment 2, and your amended disclosure on page 4; however, your amended disclosure is not completely responsive to our comment. Throughout your filing, including in your prospectus summary, you still refer to your "effective control" and "control over Beijing Sentu." Please amend your disclosure throughout the filing to ensure that you refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. All references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 10, 39, 40, 41, 43, 44. 72, 74, 103 and 104 of the Amendment No. 6 to the Registration Statement.

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

January 18, 2022

4.

Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

In response to the Staff’s comment, the Company has revised the disclosure on pages 9, 51 and 52 of the Amendment No. 6 to the Registration Statement.

 VIE Consolidating Schedule, page 19

5.	We note your response to comment 5 and your amended disclosure on page 19; however, your revisions were not completely responsive to our comment. Please revise the introductory paragraph to the consolidating schedules to explain each of the revised column headings and how they correspond to the organizational diagram. Further, we note that the activity of the VIE is reflected in the line items titled "Investment in subsidiaries, VIE and VIE's subsidiaries." Please provide a roll-forward of the investment in subsidiaries and VIEs line item.

In response to the Staff’s comment, the Company has revised the disclosure on pages 18, 19 and 21 of the Amendment No. 6 to the Registration Statement.

Risk Factors

“Our ADSs may be delisted under …”, page 51

6.	We note your disclosure that "On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two." Please revise your risk factor to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, and therefore, the time before your securities may be prohibited from trading or delisted has been decreased. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

In response to the Staff’s comment, the Company has revised the disclosure on pages 51 and 52 of the Amendment No. 6 to the Registration Statement.

Index to Financial Statements, page F-1

7.

Please amend your index to financial statements to properly reference your interim financial statements for the period ended June 30, 2021.

In response to the Staff’s comment, the Company has revised the disclosure on financial statement, page F-1 of the Amendment No. 6 to the Registration Statement.

***

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

January 18, 2022

If you have any questions regarding the Revised Draft Registration Statement, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), or Steve Lin at steve.lin@kirkland.com, +86 10 5737 9315 (work) or +86 18610495593 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ David Zhang
David Zhang

Enclosure

c.c.	Peixuan Wang, Chairman of the Board

Yong Hu, Director and Chief Executive Officer

Xiaolei Ni, Chief Financial Officer

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

Erin Liu, Partner, Friedman LLP

Meng Ding, Esq., Partner, Sidley Austin LLP